                         (d)(5)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 effective as of November 1, 2017 (“Amendment No. 1”) to the Investment Advisory Agreement dated May 1, 2011 (“Agreement”) between AXA Equitable Funds Management Group, LLC, a Delaware limited liability company (“FMG LLC” or “Manager”) and J.P. Morgan Investment Management Inc., a Delaware corporation (“J.P. Morgan” or “Adviser”).

FMG LLC and J.P. Morgan agree to modify the Agreement as follows:

1. New Portfolio. FMG LLC hereby appoints J.P. Morgan to serve as investment sub-adviser to the AXA/JPMorgan Strategic Allocation Portfolio (“New Portfolio”).

2. Duration of Agreement.

a.

With respect to the New Portfolio specified in Amendment No. 1, the Agreement will continue in effect for a period of two years beginning November 1, 2017 and may be continued thereafter pursuant to subsection (b) below.

b.

With respect to the New Portfolio, the Agreement shall continue in effect annually after the date specified in subsection (a) only so long as such continuance is specifically approved at least annually by a majority of the Trustees who are not a party to the agreement or interested persons (as defined in the Investment Company Act of 1940, as amended (“1940 Act”) (“Independent Trustees”), and by either the Board of Trustees or a vote of a majority of the outstanding shares of the New Portfolio. The required shareholder approval of the Agreement or of any continuance of the Agreement shall be effective with respect to a Portfolio if a majority of the outstanding voting securities of the series (as defined in Rule 18f-2(h) under the 1940 Act) vote to approve the Agreement or its continuance, notwithstanding that the Agreement or its continuance may not have been approved by majority of the outstanding voting securities of (a) any other Portfolio affected by the Agreement, or (b) all the Portfolios of the Trust.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which J.P. Morgan is appointed as investment sub-adviser and the fee payable to J.P. Morgan with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		J.P. MORGAN INVESTMENT MANAGEMENT, INC.

By:		By:
	Michal Levy		Name:
	Senior Vice President and Chief Operating Officer		Title:

APPENDIX A

TO

AMENDMENT NO. 1 TO

INVESTMENT ADVISORY AGREEMENT

WITH

J.P. MORGAN INVESTMENT MANAGEMENT INC.

The Manager shall pay the Adviser, at the end of each calendar month, compensation computed daily at an annual rate equal to the following:

Portfolio	Advisory Fee*

EQ/JP Morgan Value Opportunities Portfolio

0.40% of the Portfolio’s average daily net assets up to and including $50 million; 0.35% of the Portfolio’s average daily net assets in excess of $50 million and up to and including $150 million; and 0.30% of the Portfolio’s average daily net assets in excess of $150 million and up to and including $650 million; and 0.25% of the Portfolio’s average daily net assets in excess of $650 million.

AXA/JPMorgan Strategic Allocation Portfolio	0.25% of the Portfolio’s average daily net assets up to and including $1 billion; and 0.23% of the Portfolio’s average daily net assets in excess of $1 billion.

* The daily advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the annual advisory fee rate calculated as set forth above and then dividing the result by the number of days in the year.